*AB 7/6





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SEC FILE NUMBER
8-03710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUN 29 2011
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowell, Weedon & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue
(No. and Street)

Los Angeles California 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Partner 213-620-1850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 7/6

OATH OR AFFIRMATION

We, Antonios Karantonis and James L. Cronk, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended April 30, 2011, and supplemental schedules as of April 30, 2011, pertaining to Crowell, Weedon & Co. (the "Firm") are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority, Inc. in our organization. We further affirm that neither the Firm nor any officer or partner has any proprietary interest in any account classified solely as that of a customer.

6/27/2011

Signature Date

General Partner

Title

6/27/2011

Signature Date

General Partner

Title


LINDA K. KURATOMI
Commission # 1897541
Notary Public - California
Los Angeles County
My Comm. Expires Jul 29, 2014

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partnership Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (Included within item g) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

CROWELL, WEEDON & CO.
A LIMITED PARTNERSHIP

(SEC I.D. No. 8-03710)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2011,
AND
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL
* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Crowell, Weedon & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. at April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 27, 2011

CROWELL, WEEDON & CO.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2011

ASSETS

CASH AND CASH EQUIVALENTS (Note 1)	$ 4,800,861
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS (Note 1):	
Clearing organizations	4,600,337
Securities borrowed (Note 1)	690,600
Securities failed to deliver	288,548
Omnibus accounts	32,767,722
Total receivables from brokers or dealers and clearing organizations	38,347,207
RECEIVABLE FROM CUSTOMERS (Note 1)	47,618,294
RECEIVABLE FROM PARTNERS — Securities accounts	853,085
SECURITIES OWNED:	
Trading and investment account securities — at fair value (Notes 1 and 2)	9,602,101
Not readily marketable investment — at cost (Notes 1 and 2)	1,365,411
Individual partners' securities included as partnership capital (Notes 1, 3, 4, and 5) — including $49,717,987 pledged as collateral for Firm bank loans and $12,380,153 of excess collateral pledged for secured demand notes — at fair value	62,098,140
Total securities owned	73,065,652
SECURED DEMAND NOTES — Market value of collateral, $24,975,271 (Note 4)	12,433,000
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $6,437,031 (Note 1)	1,588,899
INTANGIBLE ASSETS — Net of accumulated amortization of $1,010,880 (Note 1)	155,486
OTHER ASSETS	5,153,405
TOTAL	$ 184,015,889

(Continued)

CROWELL, WEEDON & CO.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2011

LIABILITIES AND PARTNERSHIP CAPITAL

SHORT-TERM BANK LOANS (Note 5)	$ 41,000,000
PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS (Note 1) — Securities failed to receive	871,515
PAYABLE TO CUSTOMERS — Including free credits of $11,907,591 (Note 1)	11,907,591
SECURITIES SOLD, NOT YET PURCHASED — At fair value (Notes 1 and 2)	44,145
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	5,103,156
Total liabilities	58,926,407
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
PARTNERSHIP CAPITAL (Notes 3 and 4):	
General partners	124,631,982
Limited partners	457,500
Total partnership capital	125,089,482
TOTAL	$ 184,015,889

See notes to statement of financial condition.

(Concluded)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a full service regional brokerage and money management firm established in 1932 and headquartered in Los Angeles, California. The Firm provides securities brokerage, investment advisory, investment banking, and related financial services to individual investors, professional money managers, and businesses.

The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), other exchanges, and the Securities Investor Protection Corporation.

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents — The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Firm maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Receivables From and Payable to Brokers or Dealers and Clearing Organizations — Accounts receivable from and payable to brokers or dealers and clearing organizations result from the Firm's normal trading activities. The Firm clears customer option account transactions on an omnibus basis with another broker-dealer.

Receivable From and Payable to Customers — Accounts receivable from and payable to customers include amounts due on cash and margin transactions. The Firm extends credit to its customers to finance their purchases of securities on margin. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased are composed of trading, investment account securities, and individual partners' securities that are recorded at fair value as determined by nationally published quotation services or dealer quotes. Not readily marketable investments include an investment that is accounted for using the cost method of accounting (see Note 2).

Furniture, Equipment, Software, and Leasehold Improvements — Furniture, equipment, and software are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Intangible Assets — On December 5, 2006, the Firm closed on the acquisition of the private client business and purchased certain assets and assumed certain liabilities of a privately held broker-dealer. The acquisition was made to continue to grow the Firm's private client business. In connection with the acquisition, the Firm acquired $1,166,366 of intangible assets primarily composed of the retail sales group and related customer lists. The net book value of the asset was $155,486 as of April 30, 2011. Intangible assets are amortized over their useful lives, which have been determined to be five years. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Securities Borrowing Activities — Securities borrowed are recorded at the amount of cash collateral advanced, which requires the Firm to deposit cash. The Firm monitors the value of securities borrowed, with additional collateral collected or refunded as necessary. The Firm had $690,600 of securities borrowed at April 30, 2011.

Income Taxes — No provision for federal or state income taxes is made in the accompanying statement of financial condition, as the Firm is not subject to income taxes. Each partner is individually responsible for reporting income or loss, to the extent required by the federal and state income tax laws and regulations, based upon its respective share of the partnership's income and expense as reported for income tax purposes.

The Firm accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. The Firm reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Firm has determined the major tax jurisdictions to be either where the Firm is organized or where the Firm does business. As of and during the year ended April 30, 2011, the Firm did not have a liability for any unrecognized tax benefits.

The Firm is subject to examination by U.S. federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years. In addition, the Firm is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

Fair Value of Financial Instruments — Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. An investment in a start-up company is accounted for using the cost method of accounting and such investment is carried at its original cost in the statement of financial condition. It was not practicable to estimate the fair value of this investment.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU No. 2010-06 requires the separate disclosure of significant transfers into and out of the Level 1 and Level 2 categories and the reasons for such transfers, and also requires fair value measurement disclosures for each class of assets and liabilities as well as disclosures about valuation techniques and inputs used for recurring and

nonrecurring Level 2 and Level 3 fair value measurements. These disclosures are effective for fiscal years ending on or after December 15, 2009. The Firm adopted these disclosures on May 1, 2010 (see Note 2). ASU No. 2010-06 also requires separate disclosure presentation of purchases, sales, issuances and settlements activity in the reconciliation of Level 3 fair value measurements. These disclosure requirements are effective for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact of additional implementation that this ASU will have on the Firm's statement of financial condition.

In July, 2010, the FASB issued ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU No. 2010-20 requires enhanced disclosure requirements regarding receivables, which are designed to assist financial statement users in assessing an entity's credit risk exposure and in evaluating the adequacy of an entity's allowance for credit losses. ASU No. 2010-20 is effective for fiscal years ending on or after December 15, 2011. The Firm is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its statement of financial condition.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends U.S. GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards (IFRS). The amendments in ASU No. 2011-04 change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU No. 2011-04 is effective for fiscal years beginning after December 15, 2011. The Firm is in the process of evaluating the disclosure requirements and impact the new disclosures will have on its statement of financial condition.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

ASC No. 820, *Fair Value Measurements and Disclosures,* requires enhanced disclosures about investments that are measured and reported at fair value. ASC No. 820 establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. The types of investments that would generally be included in Level 1 are listed equities and mutual funds. The Firm, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Firm holds a large position and a sale could reasonably impact the quoted price.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. The types of investments which would generally be included in this category include publicly traded securities with restrictions on disposition, mortgage-backed securities, municipal bonds, and corporate bonds.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Firm's own assumptions in determining the fair value of investments. The inputs into the determination of fair value require significant judgment or estimation by management. The types of investments that would generally be included in this category include securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of valuation inputs and techniques that the Firm utilizes to fair value each major category of assets and liabilities in accordance with ASC No. 820:

Equity Securities (Common and Preferred) — Equity securities that are actively traded on a securities exchange are valued based on last sale or bid values in active markets, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1.

Fixed-Income Securities — Fixed-income securities are generally valued based on prices received from third-party vendors or dealer quotations. Vendors and dealers value such securities based on one or more of the inputs described below. The following are examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Firm invests. These classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security. Fixed-income security inputs may include the following: (a) for all fixed-income securities: benchmark yields, transactions, bids, offers, dealer and trading system quotes, new issues, spreads, and other relationships observed in the markets among comparable securities; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance, and other reference data (collectively referred to as "standard inputs"); (b) government agency issues: standard inputs and interest rate volatilities; and (c) mortgage-backed securities: standard inputs and cash flows, prepayment information, obligations default rates, delinquency and loss assumptions, collateral characteristics, credit enhancements, and specific deal information.

U.S., State, and Municipal Obligations — U.S. state, and municipal obligations represent investments with readily determinable values derived from quoted prices in active markets. To the extent that inputs are observable and timely, these securities would be categorized as Level 2; otherwise, the values are categorized as Level 3.

Corporate Certificates of Deposit — Corporate certificates of deposit represent investments with readily determinable values derived from quoted prices in active markets. To the extent that the values of corporate certificates of deposit are actively quoted, they are categorized as Level 1. To the extent that these securities are not actively traded, but inputs are observable and timely, these securities would be categorized as Level 2; otherwise, the values are categorized as Level 3.

Mortgage-Backed Securities — Mortgage-backed securities represent securities with readily determinable values derived from quoted prices in active markets. To the extent that these inputs are observable and timely, the values of U.S. government agency issues and mortgage-backed securities are categorized as Level 2; otherwise, the values are categorized as Level 3.

Auction Rate Preferred Securities (ARPS) — ARPS represent preferred stock issued by closed-end mutual funds. These securities are classified within Level 3 because there are no active markets for the ARPS. The Firm uses prices obtained from independent third-party pricing services to measure the fair value of these securities.

The Firm's securities that are carried at fair value as of April 30, 2011, by fair value hierarchy level, are presented in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Trading and investment account securities:				
Equity securities	$ 450,171	$ -	$ -	$ 450,171
U.S., state, and municipal obligations		1,576,894		1,576,894
Mortgage-backed securities		3,175,036		3,175,036
ARPS			4,400,000	4,400,000
Total trading and investment account securities	450,171	4,751,930	4,400,000	9,602,101
Individual partners' securities included as partnership capital:				
Equity securities	60,062,364			60,062,364
U.S., state, and municipal obligations		1,641,494		1,641,494
Corporate		369,282		369,282
ARPS			25,000	25,000
Total individual partners' securities included as partnership capital	60,062,364	2,010,776	25,000	62,098,140
Total securities owned	$ 60,512,535	$ 6,762,706	$ 4,425,000	$ 71,700,241
Securities sold, not yet purchased — equity securities	$ 44,145	$ -	$ -	$ 44,145

The changes in securities classified as Level 3 for the year ended April 30, 2011, are as follows:

	ARPS
Balance — May 1, 2010	$ 5,625,000
Purchases and sales — net	(1,200,000)
Transfers in/out of Level 3 — net	
Realized and unrealized gains (losses) — net	
Total ending fair value	$ 4,425,000

Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no significant transfers of investments between Level 1 and Level 2 during the year ended April 30, 2011. In addition, there were no significant transfers into and out of Level 3 during the year ended April 30, 2011.

Individual partners' securities include partners' securities that are included as partnership capital.

At April 30, 2011, the Firm held ARPS with a par value of $4,425,000, which approximates fair value. The investments consisted of preferred stock issued by closed-end mutual funds. The most recent auctions for the ARPS failed. As a result of the failed auctions, the Firm continues to hold these securities and the issuers continue to pay dividends at the maximum contractual rate. The ARPS maintain AAA/Aaa ratings and the failed auctions are unrelated to the quality of the underlying assets in the closed-end funds.

While these failures in the auction process have affected the Firm's ability to access these funds in the near term, the underlying securities or collateral have not been adversely impacted. If the credit rating of the security issuers deteriorates or the liquidity issues persist, the Firm may be required to adjust the carrying value of these investments. Based on the Firm's ability to access its cash, its expected operating cash flows, and its available credit lines, the Firm does not anticipate the current lack of liquidity in these investments to have a material impact on its financial condition.

Not readily marketable investment totaling $1,365,411 relates to an investment in a start-up company (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. At April 30, 2011, the Firm has less than 20% interest in the start-up company and does not have the ability to exercise significant influence over the operations of the company. The investment in the start-up company is accounted for using the cost method of accounting.

3. PARTNERSHIP CAPITAL

In accordance with the partnership agreement, the capital of the Firm consists of cash and/or securities contributed by general and limited partners. Partnership capital also includes cash and marketable securities in the general partners' individual securities accounts subject to creditors of the partnership provided, however, that such cash and securities in excess of that required under the rules of the Exchange maybe withdrawn by such partner. Limited partners are entitled to participate in the net profits of the partnership at a fixed percentage of their contributions. Limited partners do not participate in the management of the partnership and their liability is limited to their capital contributed.

4. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2010 to 2011, are collateralized by securities in partners' preference and special preference capital accounts and consist of $13,926,000 from general partners and $400,000 from limited partners. With the exception of $1,893,000, all of the secured demand notes have been approved by FINRA and are used in computing net capital under the SEC's uniform net capital rule.

5. SHORT-TERM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $75,000,000 and a customer margin line of credit of $25,000,000. Loans under these lines of credit are payable on demand and bear interest at a rate that varies with the federal funds rate. Such rates were 1.50% for the Firm operating line of credit and 0.75% for the customer margin line of credit at April 30, 2011. The Firm operating line of credit has no specified maturity and the customer margin line of credit matures on October 30, 2013. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2011, $41,000,000 was outstanding on the Firm's lines of credit.

The Firm is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Firm to generate financing. The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2011, the Firm was allowed, under such regulations, to sell or repledge securities with a value of $146,412,903. As of April 30, 2011, $85,127,115 has been pledged or sold in connection with bank borrowing and deposits with clearing organizations.

6. DEFERRED COMPENSATION SAVINGS PLAN

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants. There were no contributions by the Firm to the plan for the year ended April 30, 2011.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Firm leases office space under noncancelable operating leases that expire on various dates through 2019. Future minimum rental payments under such leases are due in the fiscal years as follows: $3,151,395 in 2012, $2,896,717 in 2013, $2,259,580 in 2014, $1,966,527 in 2015, $1,457,029 in 2016, and $3,230,945 thereafter.

Customer Activities — The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation — The Firm has been named in legal actions arising in the ordinary course of business. The outcome of matters the Firm is involved in cannot be determined at this time, and the results cannot be predicted with certainty. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

The Firm has received inquiries from FINRA requesting information concerning purchases through the Firm of auction rate securities by customers. The Firm is cooperating with FINRA while it conducts its investigation. The Firm did not, at any time, underwrite auction rate securities or manage the associated auctions. In connection with such auctions, the Firm merely served as agent for its customers when buying in auctions managed by those underwriters. Accordingly, the Firm distinguishes its conduct from underwriters of auction rate securities and is prepared to assert these and other defenses should FINRA seek to bring an action in the future. Nevertheless, there can be no assurance that FINRA will not take regulatory action.

While management's review of the need for any loss contingency reserve has led management to conclude that management does not currently need to establish a provision for loss related to auction rate securities held by retail customers, management is not able to predict with certainty the outcome of auction rate securities-related matters and there can be no assurance that those matters will not have a material adverse effect on the Firm's financial condition in any future period.

Guarantees — In the normal course of business, the Firm executes, settles, and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm, from time to time, enters into certain types of contracts that contingently require the Firm to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2011.

Other Commitments — In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2011, would not have a material effect on the financial condition of the Firm.

8. CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2011, the Firm had net capital of $33,788,262, which was 33.97% of aggregate debit balances and $31,799,004 in excess of required net capital.

A broker-dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker-dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers (PAIB). At April 30, 2011, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

10. SUBSEQUENT EVENTS

The Firm's management evaluated activity of the Firm through June 27, 2011, the date the statement of financial condition was available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

June 27, 2011

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, CA 90017

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") as of and for the year ended April 30, 2011 (on which we issued our report dated June 27, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, CA 90017

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by Crowell, Weedon & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

June 27, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended APRIL 30th, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-003710 FINRA APR 12/30/1970
CROWELL WEEDON & CO
ATTN CFO
P O BOX 54843 TERMINAL ANNEX
LOS ANGELES, CA 90054-0843

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TONY KARANTONIS / CFO (213)244-9286

2. A. General Assessment (item 2e from page 2) $ 121,234

B. Less payment made with SIPC-6 filed (exclude interest) (59,327)

11-26-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 61,907

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 61,907

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 61,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CROWELL WEEDON & CO.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of JUNE, 2011.

PARTNER/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5-01-, 2010 and ending 4-30-, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 59,953,051
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	13,699
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	13,699
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,888,930
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	762,635
(4) Reimbursements for postage in connection with proxy solicitation.	20,372
(5) Net gain from securities in investment accounts.	1,186,729
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 426,863	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 614,516	
Enter the greater of line (i) or (ii)	614,516
Total deductions	11,473,182
2d. SIPC Net Operating Revenues	$ 43,493,568
2e. General Assessment @ .0025	$ 121,334

(to page 1, line 2.A.)